UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South,
Melbourne Victoria 3000 Australia	160 Victoria Street
GPO BOX 86	London SW1E 5LB UK
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
bhp.com	bhp.com

5 November 2018

Retirement of Wayne Murdy as independent Non-executive Director

Wayne Murdy retired as an independent Non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 2 November 2018.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Wayne Murdy

Date of last notice	22 December 2014

Date that director ceased to be director	2 November 2018

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

N/A

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest 1. Cede and Company who holds the shares on behalf of Wayne Murdy and his wife, as beneficial owners.	Number & class of securities 1. 24,000 ordinary shares in BHP Billiton Plc (held as 12,000 BHP Billiton Plc ADRs).

2. Cede and Company who holds the shares on behalf of Wayne Murdy and his wife, as beneficial owners.	2. 8,000 ordinary shares in BHP Billiton Limited (held as 4,000 BHP Billiton Limited ADRs).

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel:	+61 3 9609 3730
		Fax:	+61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

WAYNE MURDY: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Billiton Limited and BHP Billiton Plc (collectively, “BHP”) confirm that Wayne Murdy retired as a Non-executive Director of the Company on 2 November 2018. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2019 will include the remuneration earned by Mr Murdy during his appointment as a Non-executive Director of BHP for the financial year ending 30 June 2019.

Mr Murdy has not and will not receive any remuneration payments upon ceasing to be a Director of BHP other than BHP’s normal fees for an independent Non-executive Director and fees for membership on the Risk and Audit Committee and Remuneration Committee payable for the period from 1 July 2018 to 2 November 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	November 5, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary